Exhibit 99.1

HANA BIOSCIENCES ANNOUNCES FIRST QUARTER 2009 RESULTS

South San Francisco, CA (May 15, 2009) – Hana Biosciences (NASDAQ: HNAB), a biopharmaceutical company focused on strengthening the foundation of cancer care, today announced financial results for the first quarter ended March 31, 2009.

Net loss was $5.6 million, or $0.17 per share, for the first quarter 2009 compared to $6.3 million, or $0.19 per share, for the same period in 2008.  Cash used in operations was $5.5 million for the quarter ended March 31, 2009.  Hana Biosciences ended the quarter with approximately $8.6 million in cash and cash equivalents and short-term investments.

“Hana continues to make meaningful advancement in our core clinical compounds and we remain focused and well positioned to execute on our timelines and near-term milestones” said John Iparraguirre, Vice President and Chief Financial Officer.

Key Achievements for the Quarter Ended March 31, 2009

✓	Appointed Thomas J. Tarlow as Vice President Regulatory Affairs and Quality.
✓	Phase 1 data on menadione topical lotion presented at 33rd Hawaii Dermatology Seminar.
✓	Presented at 11th Annual BIO CEO & Investor Conference.
✓
Announced that an Independent Data Monitoring Committee (IDMC) continued to support the acceptable safety profile observed with Marqibo and recommended that the trial continue to completion per protocol.

✓	Announced new positive preliminary efficacy results from a planned interim analysis of the ongoing pivotal rALLy clinical trial evaluating Marqibo.

About Hana Biosciences, Inc.

Hana Biosciences, Inc. (Nasdaq:HNAB) is a biopharmaceutical company dedicated to developing and commercializing new, differentiated cancer therapies designed to improve and enable current standards of care. The company has two lead product candidates that target large markets and are in pivotal and/or proof-of-concept clinical trials. Marqibo(r) potentially treats acute lymphoblastic leukemia and lymphomas. Menadione topical lotion is a first-in-class compound for the potential prevention and/or treatment of skin toxicity associated with epidermal growth factor receptor inhibitors. The company has additional pipeline opportunities that, like Marqibo, improve delivery and enhance the therapeutic benefits of well characterized, proven chemotherapies and enable high potency dosing without increased toxicity. Additional information on Hana Biosciences can be found at www.hanabiosciences.com.

####

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "anticipates," "expects," "plans," "believes," "intends," and similar words or phrases. These forward-looking statements include without limitation, statements regarding, the timing progress and anticipated results of the clinical development, regulatory processes, potential clinical trial initiations, potential IND and NDA filings and commercialization efforts of Hana's product candidates; statements regarding the expected benefits Marqibo may have for patients with relapsed ALL compared to existing therapies; statements regarding the availability of additional capital, including capital subject to Hana's existing loan facility; and statements regarding Hana's efforts to enter into strategic collaborations regarding the development or commercialization of its product candidates. Such statements involve risks and uncertainties that could cause Hana's actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Among other things, there can be no assurances that any of Hana's development efforts relating to its other product candidates will be successful, that Hana will be able to obtain regulatory approval of any of its product candidates, and that the results of clinical trials will support Hana's claims or beliefs concerning the effectiveness of its product candidates. Additional risks that may affect such forward-looking statements include Hana's need to raise additional capital to fund its product development programs to completion, Hana's reliance on third-party researchers to develop its product candidates, and its lack of experience in developing and commercializing pharmaceutical products. Additional risks are described in the company's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission. Hana assumes no obligation to update these statements, except as required by law.

HANA BIOSCIENCES, INC.

CONDENSED BALANCE SHEETS

	March 31, 2009	December 31, 2008
ASSETS	(Unaudited)
Current assets:
Cash and cash equivalents	$8,479,637	$13,999,080
Available-for-sale securities	96,000	128,000
Prepaid expenses and other current assets	132,423	131,663
Total current assets	8,708,060	14,258,743

Property and equipment, net	359,157	400,168
Restricted cash	125,000	125,000
Debt issuance costs	1,328,662	1,361,356
Total assets	$10,520,879	$16,145,267

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$4,393,265	$4,225,863
Other short-term liabilities	62,947	61,341
Warrant liabilities, short-term	786,419	1,450,479
Total current liabilities	5,242,631	5,737,683
Notes payable, net of discount	16,995,655	16,851,541
Other long-term liabilities	33,606	41,775
Total long term liabilities	17,029,261	16,893,316
Total liabilities	22,271,892	22,630,999
Commitments and contingencies (Notes 4, 9 and 10):

Stockholders' deficit:
Common stock; $0.001 par value:
100,000,000 shares authorized, 32,451,184 and 32,386,130 shares issued and outstanding at March 31, 2009 and December 31, 2008, respectively	32,451	32,386
Additional paid-in capital	104,824,478	104,431,469
Accumulated other comprehensive income	4,000	36,000
Accumulated Deficit	(116,611,942)	(110,985,587)
Total stockholders' deficit	(11,751,013)	(6,485,732)
Total liabilities and stockholders' deficit	$10,520,879	$16,145,267

HANA BIOSCIENCES, INC.

CONDENSED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended March 31,
	2009	2008

Operating expenses:
General and administrative	$1,107,889	$1,900,920
Research and development	4,462,194	4,264,332
Total operating expenses	5,570,083	6,165,252

Loss from operations	(5,570,083)	(6,165,252)

Other income (expense):
Interest income	11,582	170,908
Interest expense	(727,007)	(249,164)
Other expense, net	(4,907)	(6,062)
Change in fair market value of warrant liabilities	664,060	(9,930)

Total other expense	(56,272)	(94,248)

Net loss	$(5,626,355)	$(6,259,500)
Net loss per share, basic and diluted	$(0.17)	$(0.19)
Weighted average shares used in computing net loss per share, basic and diluted	32,449,739	32,181,275

Comprehensive loss:
Net loss	$(5,626,355)	$(6,259,500)
Unrealized holdings (losses) gains arising during the period	(32,000)	24,000

Comprehensive loss	$(5,658,355)	$(6,235,500)